Aeluma, Inc.

November 19, 2021

Via Edgar

Mr. Ernest Greene

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Aeluma, Inc.
Registration Statement on Form S-1
Filed October 15, 2021
File No. 333-259179

Dear Mr. Greene:

This letter is in response to the letter dated October 28, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Aeluma, Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form S-1 (“Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form S-1 filed October 15, 2021

Prospectus Cover Page, page i

1. We note your revisions in response to prior comment 1. Please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering. This includes the cover page, the offering section, determination of offering price section and plan of distribution. Clearly state in each section that the selling shareholders must sell at a fixed price for the duration of the offering.

We updated the Amended Registration Statement as per your comment.

Description of Securities

Section 203 of the DGCL, page 61

2. We note your response to comment 16. Please add disclosure describing Sections 2 and 3 of Article XII of your charter.

Pursuant to your comment, we added disclosure describing Sections 2 and 3 of Article XII of your charter.

Selling Shareholders, page 62

3. We note your response to comment 17. The beneficial ownership table on page 56 states that Steven DenBaars beneficially owns 276,755 shares of common stock. The selling stockholders table on page 62 states that he beneficially owns 376,755 shares of common stock. Please revise or clarify.

Pursuant your comment, we reviewed Mr. DenBaar’s holdings and realized that the amount of shares in the beneficial ownership table should also be 376,755 since that is the number of shares he holds as of today. We revised the disclosure accordingly.

Lock-up Agreements, Page 71

4. Please disclose your response to comment 18.

Pursuant to your comment, the Amended Registration Statement includes our response to comment 18.

Exhibits, page II-6

5. We note your response to prior comment 25. Because it appears you are attempting to register the resale of shares of common stock, the legal opinion should not require the registration statement become effective or the sale of the securities in order for the securities to be validly issued, fully paid and non-assessable. Accordingly, please revise the legal opinion to (i) state that the shares of common stock are validly issued, fully paid and non-assessable and (ii) state that the shares of common stock underlying the warrants, once exercised, will be validly issued, fully paid and non-assessable

Pursuant to your comment, we revised the legal opinion.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Lou Taubman, of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Jonathan Klamkin
Name:	Jonathan Klamkin
Title:	Chief Executive Officer

Lou Taubman

Hunter Taubman Fischer & Li LLC